SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                   SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)*


                                 Somatogen, Inc.
                                 (Name of Issuer)


                                   Common Stock
                          (Title of Class of Securities)

                                834449100
                                  (CUSIP Number)

            Check the following box if a fee is being paid with this
          statement [ ].  (A fee is not required only if the filing person: (1)
          has a previous statement on file reporting   beneficial ownership of
          more than five percent of the class   of securities described in Item
          1; and (2) has filed no amendment subsequent thereto reporting
          beneficial ownership   of five percent or less of such class.) (See
          Rule 13d-7.)
            *The remainder of this cover page shall be filled out for a
          reporting person's initial filing on this form with respect   to the
          subject class of securities, and for any subsequent   amendment
          containing information which would alter the disclosures provided in a prior cover page.

            The information required in the remainder of this cover page
          shall not be deemed to be "filed" for the purpose of Section   18 of
          the Securities Exchange Act of 1934 ("Act") or  otherwise subject to
          the liabilities of that section of the   Act but
          shall be subject to all other provisions of the Act   (however, see
          the Notes).


              CUSIP No. 834449100                   13G

            1. Name of Reporting Person
               S.S. or I.R.S. Identification No. of Above Person

                    Loomis, Sayles & Company, L.P.
                    I.R.S. Tax I.D. No. 04-3200030


            2. Check the Appropriate Box if a Member of a Group*
                                                        (a) [ ]

                                                        (b) [ ]
            3. SEC USE ONLY

            4. Citizenship or Place of Organization:           Delaware
            5. Sole Voting Power:                                846,100
            6. Shared Voting Power:                                4,000
            7. Sole Dispositive Power:                             none
            8. Shared Dispositive Power:                    1,604,400
            9. Aggregate Amount Beneficially
               Owned by Each Reporting Person:         1,604,400
            10.     Check Box if the Aggregate Amount
               in Row (9) Excludes Certain Shares*:                 [ ]
            11.     Percent of Class Represented
               by Amount in Row 9:  7.9

            12.     Type or Reporting Person:                        IA

              Item 1.   (a)  Name of Issuer:

                              Somatogen, Inc.

                    (b)  Address of Issuer's Principal Executive
            Offices:

                    2545 Central Avenue, Boulder, CO 80301

            Item 2. (a)  Name of Person Filing:

                              Loomis, Sayles & Company, L.P.

                    (b)  Address of Principal Business Office or, if  none,
          Residence:

                              One Financial Center, Boston, Mass. 02111
                    (c)  Citizenship:  Delaware

                    (d)  Title of Class of Securities:  Common Stock
                    (e)  CUSIP Number:

            Item 3. If this statement is filed pursuant to Rule 13d-1(b), or
          13d-2(b), check whether the person filing             is a:

                    (a) [ ] Broker or Dealer registered under Section 15 of the Act

                    (b) [ ] Bank as defined in section 3(a)(6) of the Act

                    (c) [ ] Insurance Company as defined in section 3(a)(19) of the act

                    (d)  [ ]  Investment Company registered under
                                section 8 of the Investment Company Act
                    (e)  [X]  Investment Adviser registered under
          section 203 of the Investment Advisers Act of 1940

                    (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
          Retirement Income Security Act of 1974 or
          Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)

                    (g) [ ] Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G) (Note: See Item 7)

                    (h)  [ ]  Group, in accordance with Section
                                240.13d-1(b)(1)(ii)(H)


              Item 4. Ownership.

            If the percent of class owned, as of December 31 of the year covered by the statement, or as of the last day of any month
          described in Rule 13d-1(b)(2), if applicable, exceeds five   percent,
          provide the following information as of that date   and identify
          those shares which there is a right to acquire.

             (a)  Amount Beneficially Owned:  1,604,400

             (b)  Percent of Class: 7.9

             (c)  Number of shares as to which such person has:

             (i)  sole power to vote or to direct the vote:  846,100

             (ii) shared power to vote or to direct the vote:  4,000

             (iii)sole power to dispose or to direct the
                  disposition of: none

             (iv) shared power to dispose or to
                  direct the disposition of:  1,604,400

            Item 5.  Ownership of Five Percent or Less of a Class

            If this statement is being filed to report the fact that as   of the
          date hereof the reporting person has ceased to be the   beneficial
          owner of more than five percent of the class of   securities, check
          the following [].

            Item 6. Ownership of more than Five Percent on Behalf of Another Person.

            If any other person is known to have the right to receive or   the
          power to direct the receipt of dividends from, or the   proceeds
          from the sale of, such securities, a statement to   that effect should
          be included in response to this item and, if such interest relates to
          more than five percent of the   class, such person should be
          identified.  A listing of the   shareholders of an investment
          company registered under the   Investment Company Act of 1940
          or the beneficiaries of
            employee benefit plan, pension fund or endowment fund is not required.

             Clients of Reporting Person have such a right, none of
               whom has such interest relating to more than 5% of class.

          Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the
          Parent Holding Company

            If a parent holding company has filed this schedule, pursuant   to
          Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and   attach an
          exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule
          13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

             Not Applicable.

          Item 8. Identification and Classification of Members of the   Group

            If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H),
          so indicate under Item 3(h) and attach an   exhibit stating the
          identity and Item 3 classification of   each member of the group.  If
          a group has filed this schedule   pursuant to Rule 13d-1(c) attach an
          exhibit stating the
            identity of each member of the group.

             Not Applicable.

            Item 9.    Notice of Dissolution of Group

            Notice of dissolution of a group may be furnished as an
          exhibit stating the date of dissolution and that all further filings
          with respect to transactions in the security reported   on will be
          filed, if required, by members of the group, in   their
            individual capacity.  See Item 5.

             Not Applicable.

            Item 10.   Certification

            The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

            By signing below I certify that, to the best of my knowledge   and
          belief, the securities referred to above were acquired in   the
          ordinary course of business and were not acquired for the   purpose
          of and do not have the effect of changing or
            influencing the control of the issuer of such securities and   were
          not acquired in connection with or as a participant in   any
          transaction having such purposes or effect.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      /s/Sandra P. Tichenor
                                      Signature
            DATE: February 12, 1996
                                 Sandra P. Tichenor, Vice President
                                 Name and Title